Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 14 DATED SEPTEMBER 2, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020, March 31, 2020, April 30, 2020, May 8, 2020, May 20, 2020, June 30, 2020, July 1, 2020, July 17, 2020 and July 31, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Preferred Stock Investments – PFF and VRP

On September 1, 2020, we acquired investments in the preferred stock of iShares Preferred and Income Securities ETF (NASDAQ: PFF) (“PFF”) and Invesco Variable Rate Preferred ETF (NASDAQ: VRP) (“VRP”) for approximately $2,396,542 and $1,596,199, respectively (collectively, the “Preferred Stock Investments”). PFF is an exchange-traded fund, and PFF tracks the investment results of the ICE Exchange-Listed Preferred & Hybrid Securities Index, which measures the performance of a select group of exchange-listed, U.S. dollar-denominated preferred securities, hybrid securities and convertible preferred securities listed on the NYSE or NASDAQ. VRP is also an exchange-traded fund, and VRP tracks the investment results of the Wells Fargo Hybrid and Preferred Securities Floating and Variable Rate Index, which measures the performance of preferred stocks and hybrid securities of U.S. and foreign issuers that pay a floating or variable rate dividend or coupon. We acquired the Preferred Stock Investments through JPMorgan Chase. We acquired the Preferred Stock Investments because they have demonstrated historic positive returns on investments. In addition, the Preferred Stock Investments are liquid in nature so that they can provide us flexibility while we consider future possible investments and acquisitions.